UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notes Offering

On February 9, 2024, Amer Sports, Inc. (the “Company”) announced that its wholly-owned subsidiary, Amer Sports Company (the “Issuer”), priced an upsized offering of $800 million aggregate principal amount of 6.75% senior secured notes due 2031 (the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The size of the offering reflects an increase of $200 million in aggregate principal amount of the Notes from the previously announced offering size of $600 million. The offering price for the Notes was 100% of the principal amount thereof and will bear an interest rate of 6.75% per annum.

The closing of the offering is expected to occur on February 16, 2024 subject to the satisfaction of customary closing conditions.

The Notes will be offered in the United States only to persons reasonably believed to be qualified institutional investors pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

The net proceeds from the offering of the Notes, along with the expected net proceeds from the previously announced new $500 million USD term loan facility, new €700 million EURO term loan facility and borrowings under our previously announced new revolving credit facility (together, the “New Senior Secured Credit Facilities”), are expected to repay all outstanding indebtedness under the Company’s existing credit facilities, which will be terminated, and to repay all outstanding indebtedness under the Company’s existing $90 million bilateral credit facility.

The Company also issued a press release pursuant to Rule 135c under the Securities Act relating to the pricing of the previously announced offering of the Notes. In accordance with Rule 135c(d) under the Securities Act, a copy of the press release is attached hereto as Exhibit 99.1 to this Report on Form 6-K, which is incorporated herein by reference.

The foregoing is qualified by reference to the press release that is attached as Exhibit 99.1 to this Report on Form 6-K, which is incorporated herein by reference.

Exercise of Overallotment Option

On February 8, 2024, the underwriters of the Company’s initial public offering informed the Company that they exercised the remaining portion of the option to purchase additional shares, resulting in $102.4 million in additional gross proceeds to be paid on February 12, 2024 (reflecting the full exercise of the underwriters’ option to purchase 15,750,000 additional shares). The net proceeds from the underwriters’ exercise of the remaining overallotment option to purchase additional shares is expected to be used to reduce revolving draws under the previously announced new revolving credit facility.

This Report on Form 6-K and the press release attached hereto as Exhibit 99.1 do not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Notes will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-276801) of Amer Sports, Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are furnished as part of this Report on Form 6-K:

Exhibit Number	Description

99.1	Press Release of Amer Sports, Inc., announcing the pricing of the Notes offering and the New Senior Secured Credit Facilities, dated February 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: February 9, 2024